AXIOM CORP.

Enterprise Road, Industrial Area

PO Box 49000-00100

Nairobi, Kenya

April 11, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Dear Sirs, Mesdames:

Re: Axiom Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-186078

In connection with the Company's Form S-1 Registration Statement (file no. 333-186078), the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EST) Friday, April 12, 2013 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

                        We acknowledge that

(i)                 should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)             the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

Axiom Corp.

Per:      /s/ KRANTI KUMAR KOTNI

Kranti Kumar Kotni